Exhibit 99.1

Polyrizon Makes Strong Progress: Receives Central IRB Approval for its Allergy Blocker Clinical Trial

Raanana, Israel, June 29, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, announced it has received central IRB approval to begin its first human clinical trial for NASARIX™, the Company’s innovative nasal spray designed to block airborne allergens.

This approval from BRANY Institutional Review Board (granted June 18, 2026) is a key regulatory milestone for the Company. It confirms that the study protocol, patient consent forms, and trial materials have been reviewed and approved by the central IRB and satisfy applicable ethical and participant protection requirements.

The approved study, titled “Evaluation of the Efficacy, Safety, and Tolerability of NASARIXTM Allergy Blocker Compared to Saline Spray in Patients with Seasonal Allergic Rhinitis,” is designed to assess the efficacy, safety, and tolerability of NASARIXTM in patients suffering from seasonal allergic rhinitis. The study will compare NASARIXTM against a saline spray control to evaluate symptom relief and overall patient outcomes.

The IRB reviewed and approved the clinical protocol (PL14-CTP-01), associated instructions for use, informed consent documents, quality-of-life assessments, and electronic diary tools that will be used during the study.

“This IRB approval represents an important milestone in the advancement of our NASARIXTM clinical development program,” said Tomer Izraeli, CEO. “We are pleased to have received approval for the study master file and look forward to progressing toward site activation and patient enrollment following completion of site-specific IRB approvals.”

The BRANY approval applies to the study’s master protocol and supporting documentation. Individual clinical sites must obtain separate site-specific approvals before initiating study-related activities or enrolling participants.

The approval remains valid through June 17, 2027, subject to ongoing IRB oversight and regulatory compliance requirements.

About NASARIXTM

NASARIXTM is Polyrizon’s proprietary nasal spray designed to create a protective barrier within the nasal cavity, helping to prevent contact between inhaled allergens and the nasal mucosa. The product is being developed as a non-drug approach for the management of seasonal allergic rhinitis.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the the timing and progress of its clinical trials and progressing toward site activation and patient enrollment following completion of site-specific IRB approvals. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com